Exhibit 99.1

MDJM Ltd Extends Primary Real Estate Agency Services Contracts of Vanke Xilu Projects

TIANJIN, China, May 24, 2019 (GLOBE NEWSWIRE) -- MDJM Ltd (Nasdaq: MDJH) (the "Company" or “MDJH”), an emerging, integrated real estate services company in China, announced today that the Company renewed primary real estate agency services contracts (the "Contracts") separately with Wanhe Huasheng Real Estate Co., Ltd. (“Wanhe”) and Wanshun Jinan Real Estate Co., Ltd. (“Wanshun”), two real estate developers for the north and south Vanke Xilu projects in Tianjin.

The Contracts have both been renewed for three months, effective on April 1, 2019 and until June 30, 2019. The Company initially entered into primary real estate agency services contracts separately with Wanhe and Wanshun, each for a three-month term from January 1, 2019 to March 31, 2019.

Pursuant to the Contracts, Wanhe and Wanshun have each agreed to authorize the Company to be the primary real estate service agency for the north and south Vanke Xilu projects. The Company has agreed to provide both Wanhe and Wanshun with comprehensive real estate agency services including onsite personal management services, market background research and analysis, market planning, pre-sale service and after-sales service and other associated services.

Mr. Siping Xu, Chairman and Chief Executive Officer of MDJM Ltd, stated, “We are pleased to announce this contract renewal with both Wanhe and Wanshun in our core market, Tianjin. We are glad Wanhe and Wanshun appreciate the economic value of working in partnership with us and we will continue to provide the high level of service that our clients expect and deserve.”

About MDJM Ltd

Headquartered in Tianjin, China, MDJM Ltd (the "Company") is an emerging, integrated real estate services company in China. The Company offers primary real estate agency services to real estate developers including integrated marketing planning, advertising planning and strategy. The Company also provides real estate consulting services and independent training services on an as needed basis. Currently, the Company’s primary market is the Tianjin Autonomous Municipality and since 2014 the Company has expanded its market presence to other cities including Chengdu, Suzhou, and Yangzhou. Through two major development businesses, Xishe and Xishe Xianglin, coupled with existing core business, MDJM promotes the integration of urban and rural lifestyle services. For further information regarding the Company, please visit: ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com